Exhibit 4

December 5, 2012

VIA E-MAIL

Special Committee of the Board of Directors

American Greetings Corporation

One American Road

Cleveland, Ohio 44114

Gentlemen:

Further to our letter of September 25, 2012, we, on behalf of the Weiss family and certain of the family-owned Class B shareholders, reiterate our offer to acquire American Greetings at $17.18 per share, net to the seller in cash. We continue to believe that $17.18 per share is a compelling price and that American Greetings public shareholders will find our proposal attractive. The proposed price represents a premium of approximately 20% over the price for the Class A common shares, based on their trading price immediately prior to the public announcement of our offer on September 25th. Further, the proposed price provides the public shareholders of the company with liquidity and certain value in a highly volatile period in the equity markets.

As you know, we have recently been involved in discussions with potential financing sources in connection with the proposed transaction, and we have regularly provided information and updates concerning such discussions to the Special Committee’s independent financial advisor and legal advisors.

Pursuant to those discussions, we are pleased to inform you that we have negotiated terms of a commitment letter with potential financing sources in respect of the proposed transaction. If such letter is finalized, it is currently expected that Bank of America, N.A., KeyBank National Association, Macquarie Capital (USA), Inc. and PNC Bank, National Association would commit to provide an aggregate principal amount equal to $742 million, comprised of a senior secured term loan in an aggregate principal amount equal to $392 million, a senior secured revolving credit facility in an aggregate principal amount equal to $150 million and a senior unsecured bridge facility in an aggregate principal amount equal to $200 million, to an entity to be formed and controlled by us. The letter also contains conditions to funding that are customary for financings of this nature. We have furnished copies of the letter to your independent financial and legal advisors.

Our proposal remains subject to the finalization of financing, including the entry into definitive agreements by the sponsoring shareholders and arranging and entering into definitive debt financing documents, the determination by you that the proposal is fair and the negotiation and execution of definitive transaction documents. As we trust you will appreciate, given among other things the volatility of the capital markets, we reserve the right to withdraw or modify this proposal.

Thank you in advance for your continued consideration of this matter.

Very truly yours,

/s/ Jeff Weiss	/s/ Zev Weiss
Jeff Weiss	Zev Weiss